Exhibit 4.1
VESTIS CORPORATION
DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the terms of the capital stock of Vestis Corporation, a Delaware corporation (the “Company”, “we” or “us”), and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (“Certificate”) and Amended and Restated Bylaws (“Bylaws”), each of which is incorporated as an exhibit to this Annual Report on Form 10-K, and certain applicable provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Capital Shares

The Company’s authorized capital stock consists of 300 million (300,000,000) shares of common stock, par value $0.01 per share (“Common Stock”), and fifty million (50,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of October 3, 2025, no shares of Preferred Stock were outstanding. All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote for each share on all matters to be voted upon by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably dividends, if any, that may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Governance Provisions

Our Certificate and Bylaws contain provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a change in control of the Company, including the following provisions:

•Classified Board. Our Certificate provides that, until the third annual stockholder meeting following the Company’s spin-off from Aramark, the Board of Directors will be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as reasonably possible. Commencing with the third annual meeting of stockholders following the spin-off from

Aramark, directors will be elected annually and for a term of office to expire at the next annual meeting of stockholders, and the Board of Directors will thereafter no longer be divided into classes.

•Removal and Vacancies. Our Certificate and Bylaws provide that (i) until the third annual meeting of stockholders following the spin-off from Aramark (or such other time as the Board of Directors is no longer classified under the DGCL), the stockholders may remove directors only for cause and (ii) from and including the third annual meeting of stockholders following the spin-off from Aramark (or such other time as the Board of Directors is no longer classified under the DGCL), the stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of the voting power of the Company’s stock outstanding and entitled to vote on such removal. Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, will be filled solely by a majority of the remaining members of the Board of Directors or by a sole remaining director.

•Blank Check Preferred Stock. Our Certificate authorizes the Board of Directors to designate and issue, without any further vote or action by the stockholders, up to 50 million (50,000,000) shares of Preferred Stock, from time to time, in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

•No Stockholder Action by Written Consent. Our Certificate expressly excludes the right of stockholders to act by written consent.

•No Stockholder Ability to Call Special Meetings of Stockholders Until Two Years Following the Distribution. Our Certificate and Bylaws provide that a special meeting of stockholders may only be called by the Chairman of the Board or a majority of the directors of the Board of Directors until two years after the spin-off from Aramark. From and after two years following the spin-off from Aramark, a special meeting may be called by the Chairman of the Board, a majority of the directors of the Board or Directors, or upon the written request of stockholders that own 15% or more of the Common Stock.

In addition, we have elected to be governed by the provisions of Section 203 of the DGCL, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:

•prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “VSTS.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
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